
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                FINAL AMENDMENT
                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         NATIONAL EDUCATION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          NICK ACQUISITION CORPORATION
                             HARCOURT GENERAL, INC.
                                    (BIDDER)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    63577110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ERIC P. GELLER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-8200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                    Copy to:

                            ROBERT L. FRIEDMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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   CUSIP No. 63577110

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
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  1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NICK
           ACQUISITION CORPORATION
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
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  3        SEC USE ONLY
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  4        SOURCE OF FUNDS AF
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
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  6        CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
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  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON DIRECTLY: 34,448,557
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  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]
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  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 95.6%*
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  10       TYPE OF REPORTING PERSON CO
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

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* As of June 9, 1997.

   CUSIP No. 63577110

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  1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS HARCOURT
           GENERAL, INC.
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
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  3        SEC USE ONLY
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  4        SOURCE OF FUNDS WC
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
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  6        CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
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  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON INDIRECTLY THROUGH A
           WHOLLY-OWNED SUBSIDIARY: 34,448,557
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  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 95.6%*
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  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------------------------------------

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* As of June 9, 1997.

     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 21, 1997 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by Nick Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harcourt General, Inc., a Delaware corporation (the "Parent" or "Harcourt"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Education Corporation, a Delaware corporation (the "Company"), at an amended purchase price of $21.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1997, as amended and supplemented on May 14, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 is amended and supplemented as follows:

     On June 11, 1997, the Parent announced that it had merged the Purchaser into the Company with the Company continuing as the surviving corporation in the Merger and that the Merger became effective at 5:00 P.M. on June 10, 1997. Because the Purchaser had acquired at least 90% of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, the Company became a wholly-owned subsidiary of the Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other direct or indirect wholly-owned subsidiary of the Parent or the Company, and Shares owned by stockholders choosing to dissent and demand appraisal of their Shares) was cancelled, extinguished and converted into the right to receive $21.00 per Share in cash, without interest thereon, less any applicable withholding taxes. The full text of the press release is set forth in Exhibit 11(a)(22) and is incorporated herein by reference.

     On June 10, 1997 the Parent requested that the New York Stock Exchange (the "NYSE") and the Pacific Exchange (the "PSE") delist the Shares from the NYSE and the PSE, respectively, and requested that the NYSE apply on Form 25 to deregister the Shares with the Securities and Exchange Commission as soon as practicable following the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is amended and supplemented as follows:

     Pursuant to the Offer, which expired at 5:00 P.M., New York City time, on Wednesday, June 4, 1997, the Purchaser acquired 34,448,557 Shares (or approximately 95.6% of the issued and outstanding Shares). Pursuant to the Merger, which became effective at 5:00 p.m. on June 10, 1997, the Company became a wholly-owned subsidiary of the Parent.

     The information provided in this Final Amendment under Item 5 is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(22) Press Release issued by the Parent on June 11, 1997.

                                        2
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          HARCOURT GENERAL, INC.

                                          By:   /s/ ERIC P. GELLER
                                            ------------------------------------
                                            Name: Eric P. Geller
                                            Title:  Senior Vice President,
                                                    General
                                                Counsel and Secretary

                                          NICK ACQUISITION CORPORATION

                                          By:   /s/ ERIC P. GELLER
                                            ------------------------------------
                                            Name: Eric P. Geller
                                            Title:  Vice President and Secretary

Date: June 11, 1997
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                                 EXHIBIT INDEX

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
 EXHIBIT                                                                                PAGE
   NO.                                     DESCRIPTION                                  NO.
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
11(a)(22)   Press Release issued by the Parent on June 11, 1997.......................
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